Exhibit 99.3

Infosys Limited

Regd. Office: Electronics City, Hosur Road,

Bengaluru 560 100, India

Corporate Identification Number (CIN): L85110KA1981PLC013115

Website: www.infosys.com; Email: investors@infosys.com

Tel: +91-80-2852 0261; Fax: +91-80-2852 0362

Contact Person: A.G.S. Manikantha, Company Secretary

Tel: +91 80 4116 7775; Fax: +91 80 2852 0754

E-mail: sharebuyback@infosys.com

PUBLIC ANNOUNCEMENT

FOR THE ATTENTION OF ELIGIBLE SHAREHOLDERS OF INFOSYS LIMITED FOR BUYBACK OF EQUITY SHARES THROUGH TENDER OFFER UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUY BACK OF SECURITIES) REGULATIONS, 1998, AS AMENDED

This Public Announcement (the “Public Announcement”) is being made pursuant to the provisions of Regulation 8(1) of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 (the “Buyback Regulations”) for the time being in force including any statutory modifications and amendments from time to time and contains the disclosures as specified in Part A of Schedule II to the Buyback Regulations.

OFFER FOR BUY BACK OF UP TO 11,30,43,478 (ELEVEN CRORE THIRTY LAKH FORTY THREE THOUSAND FOUR HUNDRED AND SEVENTY EIGHT ONLY) FULLY PAID-UP EQUITY SHARES OF FACE VALUE OF ₹ 5/- EACH (“EQUITY SHARES”) OF INFOSYS LIMITED (THE “COMPANY”) AT A PRICE OF ₹ 1,150/- (RUPEES ONE THOUSAND ONE HUNDRED AND FIFTY ONLY) PER EQUITY SHARE ON A PROPORTIONATE BASIS THROUGH THE TENDER OFFER ROUTE (THE “BUYBACK”).

Certain figures contained in this Public Announcement, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row. One crore equals to ten million.

1.	DETAILS OF THE BUYBACK OFFER AND OFFER PRICE

1.1.

The Board of Directors of the Company, at their meeting held on August 19, 2017 has, in accordance with Article 14 of Articles of Association of the Company and the provisions of Sections 68, 69, 70 and 110 and all other applicable provisions of the Companies Act, 2013 (“Act”), the Companies (Share Capital and Debentures) Rules, 2014 (“Share Capital Rules”), the Companies (Management and Administration) Rules, 2014 (“Management Rules”), including any amendments, statutory modifications or re-enactments thereof, for the time being in force and in compliance with the Buyback Regulations, approved the proposal to buy back the Company’s Equity Shares, subject to such other approvals, permissions and sanctions as may be necessary and subject to any modifications and conditions, if any, as may be prescribed by the appropriate authorities which may be agreed by the Board of Directors of the Company, hereinafter referred to as the “Board”, which expression includes any committee constituted by the Board to exercise its powers, and subject to such conditions and modifications as may be prescribed or imposed by such government, regulatory, statutory or appropriate authorities. The Company sought approval of its shareholders for the said Buyback, by a special resolution, through the postal ballot notice dated August 25, 2017 (the “Postal Ballot Notice”). The shareholders approved the said proposal of Buyback of Equity Shares and the results of the postal ballot were announced on October 9, 2017. The Company was thus authorized to buy back a number of Equity Shares not exceeding 11,30,43,478, from the holders of Equity Shares as on the Record Date, for an amount not exceeding ₹ 13,000 crore (Rupees Thirteen Thousand crore only) (“Offer Size”). The Offer Size does not include transaction costs, namely applicable taxes such as securities transaction tax, GST, stamp duty, filing fees, advisors’ fees, brokerage, public announcement expenses, printing and dispatch expenses and other incidental and related expenses. The Offer Size works out to 20.51% of the total paid-up equity share capital and free reserves of the

Company as per the audited standalone Balance Sheet as on June 30, 2017. The Buyback offer will comprise a purchase of up to 11,30,43,478 Equity Shares, aggregating up to 4.92% of the paid-up equity shares of the Company as on June 30, 2017 at a price of ₹ 1,150/- (Rupees One Thousand One Hundred and Fifty only) per Equity Share on a proportionate basis through the “Tender Offer” route, in accordance and consonance with the provisions contained in the Buyback Regulations, the Act, Share Capital Rules and Management Rules, as amended.

1.2.	The Buyback is in accordance with the provisions of Article 14 of the Articles of Association of the Company, Sections 68, 69, 70 and 110 of the Act, the Share Capital Rules, the Management Rules and the Buyback Regulations.

1.3.	The Equity Shares of the Company are listed on the National Stock Exchange of India Limited (the “NSE”) and the BSE Limited (the “BSE”), the BSE and the NSE collectively referred to as the “Indian Stock Exchanges”. Further, the ADSs of the Company are listed on the NYSE, Euronext London and Euronext Paris.

1.4.	The Buyback is subject to such other undertakings, representations, agreements, papers, documents and correspondence as may be necessary to be submitted for the implementation of the Buyback to the Securities and Exchange Board of India (“SEBI”), Reserve Bank of India (“RBI”), Government of India, Registrar of Companies (“RoC”), Depositories, the Indian Stock Exchanges, the U.S. Securities and Exchange Commission (“SEC”), the French regulator Autorité des marchés financiers (“AMF”) and any other regulatory or governmental authorities as may be required as a result of the Company’s American Depositary Shares (“ADS”) being listed on the New York Stock Exchange (“NYSE”), Euronext Paris (“Euronext Paris”) and Euronext London (“Euronext London”). The Indian Stock Exchanges, NYSE, Euronext Paris and Euronext London collectively, are referred to as the “Stock Exchanges”.

1.5.	The Buyback shall be undertaken on a proportionate basis, from the holders of Equity Shares or beneficial owners of Equity Shares of the Company as on the record date i.e., November 1, 2017 (“Record Date”), as per the records made available to the Company by the Depositories as on the Record Date (“Eligible Shareholders”), through the Tender Offer process prescribed under Regulation 4(1)(a) of the Buyback Regulations. Additionally, the Buyback shall be implemented by the Company using the “Mechanism for acquisition of shares through Stock Exchange” as specified by SEBI in the circular bearing number CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 as amended via SEBI circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, including any amendments thereof (the “SEBI Circulars”). In this regard, the Company will request the Indian Stock Exchanges, i.e., the BSE and the NSE, to provide the Acquisition Window (as defined in paragraph 13.4 below) for facilitating tendering of Equity Shares under the Buyback. Accordingly, Equity Shares may be tendered in the Buyback through either the BSE or the NSE. For the purpose of this Buyback, the BSE would be the designated stock exchange. Once the Buyback is concluded, all Equity Shares purchased by the Company in the Buyback will be extinguished.

1.6.	In order for ADS holders to participate in the Buyback, they must take certain actions in order to withdraw the Equity Shares underlying the ADSs held by them in advance of the Record Date and become a holder of Equity Shares on the Record Date. ADS holders are advised to read paragraph 10 of this public announcement, “Additional Information for Holders of the Company’s American Depositary Shares,” for additional details concerning participation in the Buyback by ADS holders.

1.7.	In terms of the Buyback Regulations, under Tender Offer route, the promoters of the Company have the option to participate in the Buyback. In this regard, some of the promoters of the Company have expressed their intention via their letters dated August 24, 2017 and August 25, 2017 to participate in the Buyback and may tender up to a maximum of 1,77,29,998 Equity Shares or such lower number of Equity Shares in compliance with the Buyback Regulations/terms of the Buyback. The extent of their participation in the Buyback has been detailed in Paragraph 7 of this Public Announcement.

1.8.	The Buyback Price (defined in Paragraph 4 below) represents: (i) a premium of 19.08% and 18.70% over the volume weighted average market price of the Equity Shares on the BSE and on the NSE respectively, during the 3 months preceding August 16, 2017, the date of intimation to the Stock Exchanges for the Board Meeting to consider the proposal of the Buyback; and (ii) a premium of 17.73% and 17.92% over the closing price of the Equity Shares on the BSE and the NSE respectively, as on August 16, 2017, the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback.

1.9.	The aggregate paid-up share capital and free reserves of the Company as per the audited Balance Sheet as on June 30, 2017 on a standalone and consolidated basis is ₹ 63,386 crore and ₹ 67,413 crore, respectively. Under the provisions of the Act, the maximum amount utilized for the Buyback shall not exceed 25% of the total paid-up capital and free reserves of the Company, as per the audited standalone financial statements of the Company as on June 30, 2017, i.e., ₹ 15,847 crore. The maximum amount proposed to be utilized for the Buyback offer is ₹ 13,000 Crore (Rupees Thirteen Thousand Crore only), excluding brokerage and other costs and is therefore within the limit of 25% of the Company’s total paid-up equity capital and free reserves, as per the audited standalone Balance Sheet as on June 30, 2017. The maximum amount proposed to be utilized for the Buyback is also within the limit of 25% of the Company’s consolidated total paid-up equity capital and free reserves as per the audited consolidated Balance Sheet as on June 30, 2017.

1.10.	Further, under the Act, the number of equity shares that can be bought back in any financial year cannot exceed 25% of the fully paid-up Equity Shares of the Company in that financial year. Accordingly, the maximum number of Equity Shares that can be bought back in the current financial year is 57,42,36,166 Equity Shares (calculated on the basis of the total paid-up equity capital of the Company as on June 30, 2017). As the Company proposes to buy back up to 11,30,43,478 Equity Shares, the same is within the aforesaid 25% limit.

1.11.	Pursuant to the proposed Buyback and depending on the response to the Buyback, the voting rights of the promoters, which constitute 12.75% of the total equity capital and voting rights of the Company as on the date of this Public Announcement, may change. We confirm that after the completion of the Buyback, the public shareholding of the Company shall not fall below the minimum level required as per Regulation 38 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended. Any such change in voting rights of the promoters and promoter group post conclusion of Buyback will not result in any change in control over the Company.

1.12.	The Buyback of Equity Shares may be subject to taxation in India and in the Country of Residence of the Eligible Shareholders. Additionally, holders of ADSs may be subject to taxation in India and in their Country of Residence both upon submitting their ADSs to the Depositary for cancellation and withdrawing the underlying Equity Shares and also when the underlying Equity Shares are transferred upon the Buyback. Please refer to www.infosys.com/share-buy-back/ for tax related information for participation in the Buyback. In due course, Eligible Shareholders will receive a Letter of Offer, which will contain a more detailed note on taxation. However, Eligible Shareholders and ADS holders should consult their legal, financial and tax advisors before determining whether to participate in the Buyback.

1.13.	A copy of this Public Announcement is available on the Company’s website (www.infosys.com) and is expected to be available on the SEBI website (www.sebi.gov.in) and the SEC website (www.sec.gov) during the period of the Buyback and on the websites of the Indian Stock Exchanges (www.bseindia.com and www.nseindia.com). A copy of this Public Announcement will also be available on the website of the AMF (www.info-financiere.fr).

2.	NECESSITY AND BASIS FOR THE BUYBACK

The Board, in its meeting on April 13, 2017, reviewed and approved a revised Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

As part of the Capital Allocation Policy, the Board had identified an amount of up to ₹ 13,000 crore (approximately US$ 2 billion based on USD / INR exchange rate as on March 31, 2017) to be paid out to shareholders during financial year 2018, in the manner to be decided by the Board, subject to applicable laws and requisite approvals, if any.

In line with the above and with an objective of enhancing shareholder returns, the Board at its meeting held on August 19, 2017 approved the proposed Buyback. Given the significant shareholding of U.S. residents by way of ADSs and Equity Shares, it was necessary for the Company to seek and obtain exemptive relief from the SEC on certain aspects of the tender offer procedures, due to conflicting regulatory requirements between Indian and U.S. laws for tender offer buybacks, and the same has been obtained. As the Buyback is more than 10% of the total paid-up equity capital and free reserves of the Company, in terms of Section 68(2)(b) of the Act, it was necessary to obtain the consent of the shareholders of the Company to the Buyback by way of a special resolution. Accordingly, as per Section 110 of the Act read with Rule 22(16)(g) of the Management Rules, the consent of the shareholders of the Company to the Buyback was obtained by means of postal ballot, the results of the same were declared on October 9, 2017.

2.1.	Objectives of the Buyback

The Buyback is being undertaken by the Company in line with the Capital Allocation Policy of the Company approved by the Board on April 13, 2017 after taking into account the strategic and operational cash needs of the Company in the medium term. The Buyback is being undertaken for the following reasons:

2.1.1.	The Buyback will help the Company to return surplus cash to its shareholders in proportion to their shareholding, thereby enhancing the overall return to shareholders;

2.1.2.	The Buyback is generally expected to improve return on equity and Earnings Per Share by reducing the equity base;

2.1.3.	The Buyback, which is being implemented through the Tender Offer route, would involve allocation to the Small Shareholders the higher of: (a) the number of Equity Shares entitled per their shareholding; or (b) 15% of the number of Equity Shares to be bought back, as per Regulation 2(1)(Ia) of the Buyback Regulations. The Company believes that this reservation for small shareholders would benefit a large number of public shareholders, who would be classified as “Small Shareholders”;

2.1.4.	The Buyback gives an option to the shareholders of the Company, either to participate and get cash in lieu of Equity Shares to be accepted under the Buyback offer or not to participate and enjoy a resultant increase in their percentage shareholding in the Company following the Buyback offer, without additional investment as a result of decrease in the paid-up Equity Share Capital.

3.	MAXIMUM NUMBER OF SECURITIES THAT THE COMPANY PROPOSES TO BUY BACK

The Company proposes to buy back up to 11,30,43,478 (Eleven Crore Thirty Lakh Forty Three Thousand Four Hundred and Seventy Eight only) Equity Shares of face value of ₹5/- each of the Company.

4.	BUYBACK PRICE AND BASIS OF DETERMINING THE PRICE OF THE BUYBACK

4.1        The Equity Shares of the Company are proposed to be bought back at a price of ₹ 1,150/- (Rupees One Thousand One Hundred and Fifty only) per Equity Share (“Buyback Price”) in cash. The Buyback Price has been arrived at after considering various factors including, but not limited to the trends in the volume weighted average market prices of the Equity Shares on the Indian Stock Exchanges where the Equity Shares are listed, the net worth of the Company, price earnings ratio, potential impact on other financial parameters such as earnings per share and return on equity.

4.2	The Buyback Price represents:

4.2.1	A premium of 19.08% and 18.70% over the volume weighted average market price of the Equity Shares on the BSE and the NSE, respectively, during the three months preceding August 16, 2017, the date of intimation to the stock exchanges of the Board Meeting to consider the proposal of the Buyback; and

4.2.2	A premium of 17.73% and 17.92% over the closing price of the Equity Shares on the BSE and the NSE, respectively, as on August 16, 2017, the date of intimation to the stock exchanges of the Board Meeting to consider the proposal of the Buyback.

4.3	The closing market price of the Equity Shares as on the date of intimation to the BSE and the NSE for the Board Meeting for considering the Buyback, i.e., August 16, 2017, was ₹ 976.80 and ₹ 975.20 on the BSE and the NSE respectively.

The basic Earnings Per Share (EPS) of the Company, on a standalone basis, as on June 30, 2017 was ₹ 14.87. Assuming full acceptance under the Buyback, the Company’s EPS on a standalone basis would be ₹ 15.64 after the Buyback. The post-Buyback EPS is calculated by reducing the number of shares of the Company proposed to be bought back, assuming full acceptance under the Buyback, without factoring in any impact in the Statement of Profit & Loss due to reduction in cash.

4.4	The Company confirms that as required under Section 68(2)(d) of the Act, the ratio of the aggregate of secured and unsecured debts owed by the Company after the Buyback will be not more than twice the paid-up capital and its free reserves as on June 30, 2017.

4.5	The annualized return on net-worth of the Company, on a standalone basis, as on June 30, 2017 was 20.86%. Assuming full acceptance under the Buyback, the Company’s annualized return on net-worth on a standalone basis would be 25.85% after the Buyback. The post Buyback numbers are calculated by reducing the net worth of the Company by the proposed Buyback amount, assuming full acceptance under the Buyback, without factoring in any impact in the Statement of Profit & Loss due to the reduction in cash.

5	MAXIMUM AMOUNT OF FUNDS REQUIRED FOR BUYBACK, BUYBACK AMOUNT AS A PERCENTAGE OF THE TOTAL PAID UP CAPITAL AND FREE RESERVES AND SOURCE OF FUNDS FROM WHICH BUYBACK WOULD BE FINANCED

5.1	The maximum amount of funds required for the Buyback will not exceed ₹ 13,000 Crore (Rupees Thirteen Thousand Crore only), excluding transaction costs, namely applicable taxes such as securities transaction tax, GST, stamp duty, filing fees, advisors fees, brokerage, public announcement expenses, printing and dispatch expenses and other incidental and related expenses. The Offer Size is 20.51% of total fully paid-up share capital and free reserves of the Company on a standalone basis, which is within the stipulated limit of 25% of the aggregate of the fully paid-up share capital and free reserves of the Company as on June 30, 2017.

The funds for the implementation of the proposed Buyback will be sourced out of the free reserves of the Company (including securities premium account) or such other source as may be permitted by the Buyback Regulations or the Act.

Borrowings from banks and financial institutions, if any, will not be used for the Buyback.

6	DETAILS OF SHAREHOLDING AND TRANSACTIONS IN THE SHARES OF THE COMPANY

6.1	Aggregate shareholding of Promoters and the Directors of the Promoter where Promoter is a Company.

The aggregate shareholding of the promoters of the Company as on the date of the Postal Ballot Notice, i.e., August 25, 2017, is 29,28,06,199 Equity Shares, comprising 12.75% of the equity share capital of the Company, as shown below:

S. No.	Name	No. of equity shares held	Shareholding percentage (%)
1	Sudha Gopalakrishnan	4,91,78,500	2.14
2	Rohan Murty	3,17,99,128	1.38
3	S. Gopalakrishnan	2,16,26,904	0.94
4	Nandan M. Nilekani	2,13,83,480	0.93
5	Akshata Murty	2,04,25,648	0.89
6	Asha Dinesh	2,01,89,928	0.88
7	Sudha N. Murty	1,80,58,640	0.79
8	Rohini Nilekani	1,80,04,696	0.78
9	Dinesh Krishnaswamy	1,69,86,148	0.74
10	Shreyas Shibulal	1,46,79,855	0.64
11	Shruti Shibulal	1,36,87,696	0.60
12	S. D. Shibulal	88,28,844	0.38
13	N. R. Narayana Murthy	87,18,688	0.38
14	Nihar Nilekani	66,63,240	0.29
15	Janhavi Nilekani	66,63,164	0.29
16	Kumari Shibulal	54,94,176	0.24
17	Deeksha Dinesh	40,00,000	0.17
18	Divya Dinesh	40,00,000	0.17
19	Meghana	24,17,464	0.11
	Total	29,28,06,199	12.75

6.2	The aggregate shareholding of the directors of the promoter where the promoter is a company:

The Company does not have any corporate promoters.

6.3	Aggregate Shareholding of the Directors and Key Managerial Personnel of the Company:

None of the directors or key managerial personnel of the Company hold any Equity Shares in the Company except for the following as on the date of the Postal Ballot Notice, i.e., August 25, 2017:

S. No	Name	Designation	No. of Equity Shares held	Shareholding Percentage (%)
1.	Nandan M. Nilekani	Non-Executive Chairman	2,13,83,480	0.93
2.	D. N. Prahlad	Independent Director	11,51,720	0.05
3.	U. B. Pravin Rao	Interim-CEO and Managing Director	5,55,520	0.02
4.	M. D. Ranganath	Chief Financial Officer	9,256	—
5.	Kiran Mazumdar-Shaw	Independent Director	800	—
6.	A. G. S. Manikantha	Company Secretary	80	—
7.	D. Sundaram	Independent Director	Nil	Nil
8.	Dr. Punita Kumar-Sinha	Independent Director	Nil	Nil
9.	Roopa Kudva	Independent Director	Nil	Nil
10.	Ravi Venkatesan	Independent Director	Nil	Nil
11.	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	Nil	Nil
12.	Krishnamurthy Shankar	Executive Vice President and Group Head, HRD	Nil	Nil
13.	Mohit Joshi	President	Nil	Nil
14.	Rajesh K. Murthy	President	Nil	Nil
15.	Ravi Kumar S.	Deputy Chief Operating Officer	Nil	Nil

6.4	Aggregate Equity Shares of the Company that have been purchased/ sold by any member of the promoter/ promoter group, directors and key managerial personnel of the Company during the period of 6 months preceding the date of the Board meeting approving the Buyback, i.e., August 19, 2017, and from the date of such Board meeting till the date of the Postal Ballot Notice, i.e., August 25, 2017:

Name	Aggregate Number of Equity Shares Purchased / Sold	Nature of Transactions	Maximum Price per Share (₹)			Date of Maximum Price	Minimum Price per Share (₹)			Date of Minimum Price
Inderpreet Sawhney(a)	400	Sale	₹	1,034.70		March 30, 2017	₹	1,034.70		March 30, 2017
Dr. Vishal Sikka(b)	15,785	Exercise of RSU	₹	5	(d)	August 21, 2017(c)	₹	5	(d)	August 21, 2017
Dr. Vishal Sikka(b)	30,175	Exercise of RSU	₹	5	(d)	August 1, 2017	₹	5	(d)	August 1, 2017
Dr. Vishal Sikka(b)	24,812	Exercise of RSU	₹	5	(d)	June 22, 2017	₹	5	(d)	June 22, 2017

(a)	Inderpreet Sawhney joined the Company effective July 3, 2017.
(b)	Dr. Vishal Sikka ceased to be Director of the Company effective August 24, 2017.
(c)	The Restricted Stock Units (RSUs) vested on August 21, 2017 and subsequently Dr. Vishal Sikka has exercised the same.
(d)	RSUs have been exercised at par value of Equity Shares of ₹ 5 each, in accordance with the 2015 Stock Incentive Compensation Plan and the Equity Shares have been transferred from the Infosys Employee Benefit Trust.

7	INTENTION OF THE PROMOTERS OF THE COMPANY TO TENDER EQUITY SHARES IN THE BUYBACK INDICATING THE NUMBER OF SHARES, DETAILS OF ACQUISITION WITH DATES AND PRICE

In terms of the Buyback Regulations, under the Tender Offer route, the promoters of the Company have the option to participate in the Buyback. In this regard, some of the promoters of the Company have informed the Company via their letters dated August 24, 2017 and August 25, 2017 regarding their intention to participate in the Buyback, and accordingly may tender up to a maximum of 1,77,29,998 Equity Shares as mentioned in the table below or such lower number of Equity Shares in compliance with the Buyback Regulations/terms of the Buyback. Please see below the maximum number of Equity Shares intended to be tendered by each of the promoters in the Buyback:

S. No.	Name	Maximum Number of Equity Shares intended to be tendered
1.	Sudha Gopalakrishnan	15,00,000
2.	Rohan Murty	17,99,128
3.	S. Gopalakrishnan	7,00,000
4.	Nandan M. Nilekani	21,00,000
5.	Akshata Murty	20,00,000
6.	Asha Dinesh	14,00,000
7.	Sudha N. Murty	9,00,000
8.	Rohini Nilekani	18,00,000
9.	Dinesh Krishnaswamy	10,00,000
10.	Shreyas Shibulal	10,27,590
11.	Shruti Shibulal	Nil
12.	S. D. Shibulal	Nil
13.	N. R. Narayana Murthy	7,18,688
14.	Nihar Nilekani	9,00,000
15.	Janhavi Nilekani	10,00,000
16.	Kumari Shibulal	3,84,592
17.	Deeksha Dinesh	2,50,000
18.	Divya Dinesh	2,50,000
19.	Meghana	Nil
	Total	1,77,29,998

The details of the date and price of acquisition of the Equity Shares that each of the promoters intend to tender are set out below:

(i)	Sudha Gopalakrishnan

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
June 18, 2015	Bonus	15,00,000	5.00	0.00	—

(ii) Rohan Murty

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 3, 2004	Bonus	17,99,128	5.00	0.00	—

(iii) S. Gopalakrishnan

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
June 18, 2015	Bonus	7,00,000	5.00	0.00	—

(iv) Nandan M. Nilekani

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 15, 2006	Bonus	21,00,000	5.00	0.00	—

(v) Akshata Murty

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 15, 2006	Bonus	20,00,000	5.00	0.00	—

(vi) Asha Dinesh

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
December 4, 2014	Bonus	14,00,000	5.00	0.00	—

(vii) Sudha N. Murty

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 15, 2006	Bonus	9,00,000	5.00	0.00	—

(viii) Rohini Nilekani

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 15, 2006	Bonus	15,01,174	5.00	0.00	—
December 4, 2014	Bonus	2,98,826	5.00	0.00	—

Total		18,00,000	—	—	—

(ix) Dinesh Krishnaswamy

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
December 4, 2014	Bonus	10,00,000	5.00	0.00	—

(x) Shreyas Shibulal
Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
December 4, 2014	Bonus	10,27,590	5.00	0.00	—

(xi) N. R. Narayana Murthy

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 3, 2004	Bonus	1,64,836	5.00	0.00	—
July 15, 2006	Bonus	5,53,852	5.00	0.00	—

Total		7,18,688	—	—	—

(xii) Nihar Nilekani

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 3, 2004	Bonus	7,14,905	5.00	0.00	—
July 15, 2006	Bonus	1,85,095	5.00	0.00	—

Total		9,00,000	—	—	—

(xiii) Janhavi Nilekani

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
July 3, 2004	Bonus	7,14,897	5.00	0.00	—
July 15, 2006	Bonus	2,85,103	5.00	0.00	—

Total		10,00,000	—	—	—

(xiv) Kumari Shibulal

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
December 4, 2014	Bonus	3,84,592	5.00	0.00	—

(xv) Deeksha Dinesh

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
December 4, 2014	Bonus	2,50,000	5.00	0.00	—

(xvi) Divya Dinesh

Date of Transaction / Allotment	Nature of Transaction	No. of Equity Shares	Face Value (₹)	Issue / Acquisition Price (₹)	Consideration (Cash, other than cash etc.)
December 4, 2014	Bonus	2,50,000	5.00	0.00	—

8	CONFIRMATIONS FROM THE COMPANY AS PER THE PROVISIONS OF THE BUYBACK REGULATIONS AND THE ACT:

a)	The Company confirms that there are no defaults subsisting in the repayment of deposits or interest payment thereon, redemption of debentures or interest payment thereon, redemption of preference shares or payment of dividend to any shareholder, repayment of term loans or interest payable thereon to any financial institution or banking company;

b)	The Company shall not issue any Equity Shares or other specified securities (including employee stock options / incentives) till the date of closure of the Buyback whether by way of bonus issue or in the discharge of subsisting obligations, such as conversion of convertible loans, convertible instruments, stock options or otherwise;

c)	The Company shall not raise further capital for a period of one year from the closure of the Buyback offer, except in discharge of subsisting obligations;

d)	The Company shall not withdraw the Buyback after the Public Announcement of the Buyback offer is made;

e)	The Company shall not buy back locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or till the Equity Shares become transferable;

f)	The Company shall transfer from its free reserves a sum equal to the nominal value of the Equity Shares purchased through the Buyback to the Capital Redemption Reserve account and the details of such transfer shall be disclosed in its subsequent audited Balance Sheet;

g)	The Company shall not buy back its Equity Shares from any person through a negotiated deal whether on or off the Stock Exchanges or through spot transactions or through any private arrangement in the implementation of the Buyback;

h)	The Company has been in compliance with Sections 92, 123, 127 and 129 of the Act; and

i)	The ratio of the aggregate of secured and unsecured debts owed by the Company shall not be more than twice the paid-up Equity Share capital and free reserves after the Buyback.

9	THE BOARD HAS CONFIRMED THAT IT HAS MADE A FULL ENQUIRY INTO THE AFFAIRS AND PROSPECTS OF THE COMPANY AND HAS FORMED THE OPINION THAT:

9.1	Immediately following the date of the Board meeting held on August 19, 2017, and the date of passing of the shareholders’ resolution approving the Buyback, i.e., October 7, 2017, there will be no grounds on which the Company can be found unable to pay its debts;

9.2	As regards the Company’s prospects for the year immediately following the date of the Board meeting held on August 19, 2017 approving the Buyback as well as for the year immediately following the date of the shareholders’ resolution approving the Buyback, i.e., October 7, 2017, and having regard to the Board’s intention with respect to the management of the Company’s business during that year and to the amount and character of the financial resources which will, in the Board’s view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting approving the Buyback held on August 19, 2017 as also from the date of the shareholders’ resolution, i.e., October 7, 2017; and

9.3	In forming an opinion as aforesaid, the Board has taken into account the liabilities (including prospective and contingent liabilities), as if the Company was being wound up under the provisions of the Act and the Insolvency and Bankruptcy Code, 2016 (to the extent notified and in force).

10	ADDITIONAL INFORMATION FOR HOLDERS OF THE COMPANY’S AMERICAN DEPOSITARY SHARES

i.	Withdrawal of Equity Shares Underlying ADSs: Establishing an Indian Brokerage Account.

ADS holders will not be eligible to tender ADSs in the Buyback. In order for such holders to participate in the Buyback, they must become holders of Equity Shares as of the Record Date. They, therefore, need to (i) apply for and obtain a Permanent Account Number (“PAN”) from the Indian Income Tax Department to allow them to directly hold Equity Shares, (ii) establish an account with a bank, broker or other nominee in India sufficiently in advance of the Record Date to receive Equity Shares in electronic dematerialized form (an “Indian Brokerage Account”) prior to the Record Date, (iii) submit their desired number of ADSs to Deutsche Bank Trust Company Americas, as ADR depositary (the “Depositary”) for cancellation along with proper cancellation instructions in each case sufficiently in advance of the Record Date and withdraw the underlying Equity Shares such that they are holding Equity Shares of the Company as of the Record Date, and (iv) tender into the Buyback any or all such withdrawn Equity Shares in accordance with the terms of the Buyback when the Tendering Period for the Buyback commences.

Each ADS holder who wishes to cancel their ADSs and receive the Equity Shares represented thereby will be responsible for setting up its own Indian Brokerage Account, including providing any necessary documentation and incurring any fees, charges and expenses in connection therewith. ADS holders may contact any BSE and NSE registered stock broker for this purpose.

ADS holders can apply for a PAN with the Indian Income Tax Department through an online Form 49A at https://www.onlineservices.nsdl.com/paam/endUserRegisterContact.html, and following the instructions set forth therein. The process for obtaining a PAN includes, among other things, physical mailing of documentation to and from the Indian Income Tax Department.

The Company had intimated in the Postal Ballot Notice dated August 25, 2017 that ADS holders had approximately 45-50 days from that date to take such steps (including establishing an Indian Brokerage Account, obtaining a PAN from the Indian authorities and withdrawing Equity Shares underlying their ADSs) as may be required to hold Equity Shares as on the Record Date. The Company has been advised that the time for establishing an Indian Brokerage Account (including obtaining a PAN and completing necessary “know your customer” and other documentation) typically takes 21-35 days but ultimately depends on various factors, including the time to complete the requisite documentation, verification of the documentation and governmental agency response time. The Company has been further advised that ADS holders who have established an Indian Brokerage Account, delivered their desired number of ADSs to the Depositary for cancellation and provided the Depositary with proper Equity Share delivery instructions would typically receive Equity Shares underlying their ADSs within 2 to 3 business days after their ADSs have been cancelled (but ADS holders are advised to allow additional time to ensure that such withdrawal and delivery is completed prior to the Record Date).

A registered ADS holder (“Registered ADS Holder”) may surrender such ADSs to the Depositary for cancellation along with a written order directing the Depositary to cause the Equity Shares represented by the ADSs to be withdrawn and delivered to an Indian Brokerage Account designated by such Registered ADS Holder (such order being the “Withdrawal Order”). Persons holding their ADSs through a bank, broker or other nominee (“Street Name ADS Holders”) must request such bank, broker or other nominee to surrender the ADSs to be cancelled and provide the Depositary with the Withdrawal Order. The Depositary has agreed to waive the ADS cancellation fee that would otherwise be payable in connection with the Buyback. Registered ADS Holders should contact the Depositary directly to effect a cancellation of their ADSs; Street Name ADS Holders should contact their bank, broker or other nominee for information on how to effect a cancellation of their ADSs.

ADS holders who cancel any ADSs and withdraw the underlying Equity Shares, such that they become holders of Equity Shares as of the Record Date will then be allocated an entitlement that is dependent on the number of Equity Shares held as of the Record Date.

ADS holders are reminded that the Depositary will not assist ADS holders or other persons in establishing Indian Brokerage Accounts, applying for or obtaining a PAN or any other matter other than making delivery of the Equity Shares underlying cancelled ADSs to the account designated by the holder of the ADSs being cancelled.

ii.	Re-Deposit of Withdrawn Equity Shares.

Equity Shares trade on the NSE and the BSE and cannot be traded on the NYSE, Euronext Paris or Euronext London. There is no guarantee that any ADS holder who submits ADSs for cancellation and withdrawal of the underlying Equity Shares will have any or all of such Equity Shares accepted in the Buyback. The Company has received an intimation from the SEBI that the Depository Receipt Scheme, 2014 issued by the Government of India is presently in vogue. In terms of the scheme, the conversion of ADSs into Equity Shares and vice versa is available to the Company. Accordingly, the re-deposit of the withdrawn Equity Shares against the creation of ADS will be in accordance with the provisions of the Depository Scheme, 2014 and the terms of the ADSs. If an ADS holder withdraws Equity Shares underlying his or her ADSs after August 30, 2017 (i.e., the date that was established by the Depositary as the cut-off date for determining those registered ADS holders that are entitled to receive the Postal Ballot materials and provide them with voting instructions on the Postal Ballot resolutions (“ADS Postal Ballot Cut Off Date”)), and prior to the last date of the Tendering Period, such ADS holder will be able to re-deposit against the creation of ADSs any of such Equity Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback, and receive in return ADSs representing such re-deposited Equity Shares if such ADS holder has such Equity Shares delivered to the Custodian for the Depositary (along with ADS issuance instructions) on or prior to 30 days after expiration of the Tendering Period. The Depositary has agreed to waive the ADS issuance fee that would otherwise be payable in connection with the issuance of ADSs representing such re-deposited Equity Shares during such 30-day period.

Withdrawn Equity Shares for which the aforementioned re-deposit does not occur and/or instruction is not given within the aforementioned 30-day period, as well as Equity Shares withdrawn prior to the ADS Postal Ballot Cut Off Date or after the last day of the Tendering Period, may only be re-deposited against the creation of ADSs to the extent a specified maximum number of outstanding ADSs would not be exceeded. Accordingly, the Company cannot assure ADS holders that such Equity Shares will be able to be re-deposited against the creation of ADSs. In addition, in these circumstances, the ADS issuance fee would not be waived with respect to the issuance of ADSs representing such Equity Shares.

iii.	Buyback Price and Foreign Exchange Considerations.

The Buyback Price is a 17.05% premium to the volume weighted average price of an ADS on the NYSE for the 3 months preceding the date of the notice to the Indian Stock Exchanges of the board meeting to consider the proposal of the Buyback; i.e., August 16, 2017 (being August 15, 2017 in the U.S. as a result of different time zones). The Buyback Price is a 15.56% premium over the closing price of the ADS on the NYSE, as on the date of the notice to the Indian Stock Exchanges of the board meeting to consider the proposal of the Buyback; i.e., August 16, 2017 (being August 15, 2017 in the U.S. as a result of different time zones). The Buyback Price will be paid in Indian Rupees. These amounts are based on the exchange rate of ₹ 64.2428/US$ as published by the Reserve Bank of India on August 16, 2017. Fluctuations in the exchange rate between the Indian Rupee and the U.S. Dollar will affect the U.S. Dollar equivalent of the Buyback Price and Buyback amount. ADS holders are urged to obtain current exchange rate information before making any decision with respect to the Buyback.

The Buyback Price is a 5.22% premium to the last traded price of an ADS on Euronext Paris on April 4, 2017, being the date on which the last trade was undertaken on Euronext Paris prior to the date of intimation to the stock exchanges of the Board meeting to consider the proposal of the Buyback, i.e., August 16, 2017. The Buyback Price is a 24.31% premium to the last known price of an ADS on Euronext Paris prior to the publication of the French-specific, statutory press release submitted to the appreciation of the Autorité des marchés financiers in accordance with article 231-24 of the Règlement général de l’Autorité des marchés financier on September 19, 2017. (i.e. a price of 14.15 euros on September 15, 2017). The Buyback Price will be paid in Indian Rupees. These amounts are based on the exchange rate of ₹ 75.3761/Euro as published by the Reserve Bank of India on August 16, 2017. Fluctuations in the exchange rate between the Indian rupee and the Euro will affect the Euro equivalent of the Buyback Price and Buyback amount. ADS holders are urged to obtain current exchange rate information before making any decision with respect to the Buyback.

iv.	Tax and Regulatory Considerations.

The withdrawal of Equity Shares underlying ADSs, the re-deposit of Equity Shares not tendered or not accepted in the Buyback against the creation of ADSs, and the sale in the Buyback of Equity Shares withdrawn may have various tax implications in India, the United States, France and other jurisdictions that differ from, and may be substantially more onerous than those that would be applicable to sales of ADSs on the NYSE or Euronext Paris. Such tax implications could vary depending on several factors, including the period of holding the securities, the residential status of the holder, the classification of the holder, the nature of the income earned, etc.

India

Withdrawal and Re-Deposit of Equity Shares by ADS Holders. While there are arguments in favour that withdrawal of Equity Shares underlying ADSs should not be subject to Indian capital gains tax, this view is not free from doubt as the law is not very clear on this aspect. In addition, because of the very limited precedent, whether the re-deposit of Equity Shares against the creation of ADSs is subject to Indian taxation is particularly unclear. The Company cannot assure ADS holders that tax will not be imposed or whether the bank, broker or other nominee in India with whom individual ADS holders establish an Indian Brokerage Account will withhold taxes in connection with the re-deposit of such Equity Shares. In light of the foregoing, ADS holders are advised to consult their legal, financial and tax advisors and the bank, broker or other nominee in India with whom they intend to establish an Indian Brokerage Account to understand the potential implications of a withdrawal and re-deposit of Equity Shares prior to their making a request to the Depositary to effect the withdrawal of the Equity Shares underlying their respective ADSs.

In addition to the foregoing Indian taxation considerations, ADS holders should consider potential taxation under the laws of their country of residency and other jurisdictions in which they may be subject to taxation arising out of the withdrawal and re-deposit of Equity Shares.

United States

Withdrawal and Re-Deposit of Equity Shares by ADS Holders. For U.S. federal income tax purposes, ADS holders generally will be treated as the owners of Equity Shares underlying such ADSs. Accordingly, withdrawing Equity Shares underlying ADS and re-depositing Equity Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback generally will not be subject to U.S. federal income tax. For further information on the U.S. federal income tax consequences relevant to U.S. holders (as defined therein) of ADSs and/or Equity Shares, please see the Company’s Form 20-F.

Tendering Equity Shares in the Buyback. The exchange of Equity Shares for cash by a U.S. holder pursuant to the Buyback will be a taxable transaction for U.S. federal income tax purposes. In such case, depending on such U.S. holder’s particular circumstances, a U.S. holder will be treated either as recognizing gain or loss from the disposition of the Equity Shares or as receiving a distribution from the Company. Any gain or loss recognized by such U.S. holder will generally be long-term capital gain or loss with respect to Equity Shares held for more than 12 months at the time of the disposition. A distribution will generally be taxed to such U.S. holder as a dividend for U.S. federal income tax purposes.

Important information on the tax treatment relevant to tendering Equity Shares in the Buyback has been set forth in a Form 6-K furnished by the Company with the SEC on September 1, 2017 (www.sec.gov), and will also be furnished in the Letter of Offer to be distributed with respect to the Buyback. ADS holders are advised to review such tax considerations prior to their making a request to the Depositary to effect the withdrawal of the Equity Shares underlying their respective ADSs and holders of Equity Shares are advised to review such tax considerations prior to tendering Equity Shares in the Buyback.

EACH PROSPECTIVE PARTICIPANT IN THE BUYBACK SHOULD CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON U.S. TAX CONSEQUENCES OF PARTICIPATING IN THE BUYBACK.

Please refer to www.infosys.com/share-buy-back/ for tax related information for participation in the Buyback.

France

This Public Announcement does not constitute an offer document (note d’information) within the meaning of French law. No offer document reviewed or approved by the Autorité des marchés financiers will be published. The Company has however made public in France a statutory press release submitted to the appreciation of the Autorité des marchés financiers in accordance with article 231-24 of the Règlement général de l’Autorité des marchés financier on September 19, 2017. Such statutory press release has been distributed in accordance with the provisions of article 221-3 of the Règlement général de l’Autorité des marchés financiers and is available on the Company’s website at www.infosys.com/share-buy-back/ and on the website www.info-financiere.fr. The ADS Holders whose ADSs are registered with Euroclear France are advised to read the foregoing statutory press release as well as any additional press release made public by the Company in accordance with article 231-24 of the Règlement général de l’Autorité des marchés financiers in addition to the other documents relating to the Buyback that are disclosed by the Company in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information.

ADS holders who are resident or domiciled in France who are in any doubt as to their tax position should contact their professional advisors immediately. The absence of any reference to French tax consequences of the Buyback should not be taken to imply that the Buyback will not have any adverse tax consequences for ADS holders who are resident or domiciled in France.

UK

ADS holders who are resident or domiciled in the UK who are in any doubt as to their tax position should contact their professional advisors immediately. The absence of any reference to UK tax consequences of the Buyback should not be taken to imply that the Buyback will not have any adverse tax consequences for UK resident or domiciled ADS holders.

v.	Further Information

ADS holders are advised to consult their own legal, financial and tax advisors prior to surrendering their ADSs for cancellation, requesting that the Depositary effect withdrawal of Equity Shares, and/or participating in the Buyback, including, without limitation, advice related to any related regulatory approvals and other tax considerations, including those in India, U.S., France and other relevant jurisdictions.

ADS holders who require additional information on participation of the ADS holders in the Buyback should contact the bank, broker or other nominee utilized in setting up their Indian Brokerage Account.

ADS holders who require additional information on surrendering their ADSs for cancellation and withdrawal of the Equity Shares represented thereby should contact the entity with whom they hold their ADSs.

11	THE TEXT OF THE REPORT DATED AUGUST 19, 2017 RECEIVED FROM DELOITTE HASKINS & SELLS LLP, THE COMPANY’S STATUTORY AUDITORS ADDRESSED TO THE BOARD OF DIRECTORS OF THE COMPANY IS REPRODUCED BELOW:

The Board of Directors

Infosys Limited

Plot No. 44, Hosur Main Road,

Electronics City,

Bengaluru

Karnataka – 560 100

Dear Sir/ Madam,

Sub: Statutory Auditor’s Report in respect of proposed buyback of equity shares by Infosys Limited (the “Company”) in terms of the clause (xi) of Part A of Schedule II of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 (as amended) (“Buyback Regulations”).

1.	This Report is issued in accordance with the terms of our engagement letter dated July 6, 2017.

2.	The Board of Directors of the Company have approved a proposal for buyback of Equity Shares by the Company at its meeting held on August 19, 2017 in pursuance of the provisions of Sections 68, 69 and 70 of the Act and the Buyback Regulations. We have been requested by the Management of the Company to provide a report on the accompanying statement of permissible capital payment (including premium) (‘Annexure A’) as at June 30, 2017 (hereinafter referred to as the “Statement”). This statement has been prepared by the Management, which we have initialled for the purposes of identification only.

Management’s Responsibility

3.	The preparation of the Statement in accordance with Section 68 (2)(c) of the Act and the compliance with the Buyback Regulations, is the responsibility of the Management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor’s Responsibility:

4.	Pursuant to the requirement of the Buyback Regulations, it is our responsibility to provide a reasonable assurance:

i.	whether we have inquired into the state of affairs of the Company in relation to the audited standalone financial statements as at June 30, 2017;

ii.	if the amount of permissible capital payment as stated in Annexure A, has been properly determined considering the audited standalone financial statements as at June 30, 2017 in accordance with Section 68(2) of the Companies Act, 2013; and

iii.	if the Board of Directors of the Company, in their meeting held on August 19, 2017 have formed the opinion as specified in Clause (x) of Part A of Schedule II to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders’ resolution with regard to the proposed buyback are declared.

5.	The standalone financial statements referred to in paragraph 4 above, have been audited by us, on which we have issued an unmodified audit opinion in our report dated July 14, 2017. We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

6.	We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes, issued by the Institute of Chartered Accountants of India. The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.

7.	We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements

Opinion

8.	Based on enquiries conducted and our examination as above, we report that:

a.	We have enquired into the state of affairs of the Company in relation to its audited standalone financial statements as at and for the period ended June 30, 2017 which has been approved by the Board of Directors of the Company on July 14, 2017;

b.	The amount of permissible capital payment (including premium) towards the proposed buyback of equity shares as computed in the Statement attached herewith, is properly determined in our view in accordance with Section 68 (2)(c) of the Act. The amounts of share capital and free reserves have been extracted from the audited standalone financial statements of the Company as at and for the period ended June 30, 2017;

c.	The Board of Directors of the Company, in their meeting held on August 19, 2017 have formed their opinion as specified in clause (x) of Part A of Schedule II to the Buyback Regulations, on reasonable grounds and that the Company, having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board meeting resolution dated August 19, 2017, and from the date on which the results of the shareholders’ resolution with regard to the proposed buyback are declared.

Restriction on Use

9.	This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Companies Act, 2013 and the Buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, draft letter of offer, letter of offer and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to the Managers, each for the purpose of extinguishment of equity shares and may not be suitable for any other purpose.

For Deloitte Haskins & Sells LLP

Chartered Accountants

(Firm Registration No. 117366W/W-100018)

Sd/-

P. R. Ramesh

Partner

Membership No. 70928

August 19, 2017

Mumbai

Annexure A - Statement of permissible capital payment

Infosys Limited

Computation of amount of permissible capital payment towards buyback of equity shares in accordance with section 68(2)(c) of the Companies Act, 2013 (“the Act”) based on audited standalone financial statements as at and for the period ended June 30, 2017:

(In ₹ crore)
Particulars	Amount
Paid-up Equity Share Capital as at (A)	1,148

Free Reserves as at June 30,2017
— Retained earnings*	47,559
— Share Premium Account	2,210
— General reserve	12,469

Total Free Reserves (B)	62,238

Total (A + B)	63,386

Maximum amount permissible for the buyback i.e. 25% of total paid-up equity capital and free reserves	15,847

*	Net of re-measurement loss on defined benefit plan of ₹31 crore.

For Infosys Limited

Sd/-

M. D. Ranganath

Chief Financial Officer

August 19, 2017

12	RECORD DATE AND SHAREHOLDER ENTITLEMENT

12.1	As required under the Buyback Regulations, the Company has announced Wednesday, November 1, 2017 as the Record Date for the purpose of determining the entitlement and the names of the shareholders holding Equity Shares, who will be eligible to participate in the Buyback.

12.2	The Equity Shares proposed to be bought back by the Company as a part of the Buyback are divided into two categories;

(a) reserved category for Small Shareholders (“Reserved Category”); and

(b) general category for all Eligible Shareholders other than Small Shareholders (“General Category”).

12.3	As defined in the Regulation 2(1)(la) of the Buyback Regulations, a “Small Shareholder” is a shareholder who holds Equity Shares having market value, on the basis of the closing price of the Equity Shares on the Stock Exchanges having the highest trading volume as on the Record Date, of not more than ₹2,00,000 (Rupees Two Lakh only).

12.4	In accordance with Regulation 6 of the Buyback Regulations, the reservation for the Small Shareholders will be the higher of (a) 15% (fifteen percent) of the number of Equity Shares which the Company proposes to buy back or (b) number of Equity Shares to which the Small Shareholders are entitled, as per the shareholding of Small Shareholders as on the Record Date.

12.5	Under applicable Indian laws, holders of ADSs will not be eligible to tender ADSs in the Buyback. In order for such ADS holders to participate in the Buyback, they must take certain actions in order to withdraw the Equity Shares underlying the ADSs held by them in advance of the Record Date and become a holder of Equity Shares on or prior to the Record Date. ADS holders are advised to read paragraph 10 of this Public Announcement for additional details concerning participation in the Buyback by ADS holders.

12.6	Based on the holding of Equity Shares as on the Record Date, the Company will determine the entitlement of each Eligible Shareholder, including Small Shareholders, to tender their Equity Shares in the Buyback. This entitlement for each Eligible Shareholder will be calculated based on the number of Equity Shares held by the respective Eligible Shareholder as on the Record Date and the ratio of Buyback applicable in the category to which such Eligible Shareholder belongs. The final number of Equity Shares that the Company shall purchase from Eligible Shareholders will be based on the total number of Equity Shares tendered. Accordingly, the Company may not purchase all of the Equity Shares tendered by the Eligible Shareholders.

12.7	In order to ensure that the same Eligible Shareholder with multiple demat accounts/folios does not receive a higher entitlement under the Small Shareholder category, the Company will club together the Equity Shares held by such Eligible Shareholders with a common PAN for determining the category (Small Shareholder or General) and entitlement under the Buyback. In case of joint shareholding, the Company will club together the Equity Shares held in cases where the sequence of the PANs of the joint shareholders is identical. In case of Eligible Shareholders holding Equity Shares in physical form, where the sequence of PANs is identical and where the PANs of all joint shareholders are not available, the Company will check the sequence of the names of the joint holders and club together the Equity Shares held in such cases where the sequence of the PANs and name of joint shareholders are identical. The shareholding of institutional investors like mutual funds, pension funds / trusts, insurance companies etc., with common PAN will not be clubbed together for determining the category and will be considered separately where these Equity Shares are held for different schemes and have a different demat account nomenclature based on information prepared by the registrar (“Registrar”) as per the shareholder records received from the Depositories.

12.8	After accepting the Equity Shares tendered on the basis of entitlement, the Equity Shares left to be bought back, if any, in one category shall first be accepted, in proportion to the Equity Shares tendered over and above their entitlement in the offer by Eligible Shareholders in that category, and thereafter from Eligible Shareholders who have tendered over and above their entitlement in the other category.

12.9	Eligible Shareholders’ participation in the Buyback will be voluntary. Eligible Shareholders can choose to participate, in part or in full, and get cash in lieu of Equity Shares accepted under the Buyback or they may choose not to participate and enjoy a resultant increase in their percentage shareholding, post Buyback, without additional investment. Eligible Shareholders may also tender a part of their entitlement. Eligible Shareholders also have the option of tendering additional Equity Shares (over and above their entitlement) and participate in the shortfall created due to non-participation of some other Eligible Shareholders, if any.

12.10	The maximum number of Equity Shares that can be tendered under the Buyback by any Eligible Shareholder cannot exceed the number of Equity Shares held by the Eligible Shareholder as on the Record Date. If the Buyback entitlement for any Eligible Shareholder is not a round number (i.e. not a multiple of 1 Equity Share), then the fractional entitlement shall be ignored for computation of entitlement to tender Equity Shares in the Buyback. The Small Shareholders whose entitlement would be less than 1 Equity Shares may tender additional Equity Shares as part of the Buyback offer and will be given preference in the acceptance of one Equity Share, if such Small Shareholders have tendered for additional Equity Shares.

12.11	The Equity Shares tendered as per the entitlement by Eligible Shareholders as well as additional Equity Shares tendered, if any, will be accepted as per the procedure laid down in the Buyback Regulations. Each Eligible Shareholder will receive the letter of offer along with a tender/offer form indicating the entitlement of the Eligible Shareholder for participating in the Buyback.

12.12	Detailed instructions for participation in the Buyback (tender of Equity Shares in the Buyback) as well as the relevant time table will be included in the Letter of Offer which will be sent in due course to the Eligible Shareholders as on the Record Date.

13	PROCESS AND METHOD TO BE ADOPTED FOR BUYBACK

13.1	The Buyback is open to all Eligible Shareholders (including ADS holders who submit their desired number of ADSs to the Depositary and withdraw the underlying Equity Shares such that they are holding Equity Shares as of the Record Date) and beneficial owners of Equity Shares of the Company as on the Record Date i.e., November 1, 2017, as per the records made available to the Company by the Depositories as on the Record Date, holding Equity Shares either in physical and/or electronic form on the Record Date. An Eligible Shareholder who wishes to tender their shares in the Buyback must have an active trading account.

13.2	The Buyback shall be implemented using the “Mechanism for acquisition of shares through Stock Exchange” notified by the SEBI Circulars, and following the procedure prescribed in the Act and the Buyback Regulations and as may be determined by the Board and on such terms and conditions as may be permitted by law from time to time.

13.3	For implementation of the Buyback, the Company has appointed Kotak Securities Limited as the registered broker to the Company (the “Company’s Broker”) to facilitate the process of tendering of Equity Shares through stock exchange mechanism for the Buyback and through whom the purchases and settlements on account of the Buyback would be made by the Company. The contact details of the Company’s Broker are as follows:

Kotak Securities Limited

27 BKC, C 27, G Block, Bandra Kurla Complex, Bandra (E),

Mumbai 400051

Contact Person: Ms. Naaz Khan, Tel: +91-22-3030 5757;

Email: Naaz.Khan@kotak.com

Website: www.kotaksecurities.com

SEBI Registration No. NSE Capital Market:

INB230808130; BSE Equity: INB010808153

Validity Period: Permanent Registration

CIN: U99999MH1994PLC134051

13.4	The Company will request the Indian Stock Exchanges, i.e., the BSE and the NSE, to provide a separate acquisition window (“Acquisition Window”) to facilitate placing of sell orders by Eligible Shareholders who wish to tender their Equity Shares in the Buyback. Accordingly, Equity Shares may be tendered in the Buyback through either the BSE or the NSE. The BSE would be the designated stock exchange for the Buyback. The details of the Acquisition Window will be specified by the Indian Stock Exchanges from time to time.

13.5	At the beginning of the tendering period, the order for buying Equity Shares will be placed by the Company through the Company Broker. During the tendering period, the order for selling the Equity Shares will be placed by the Eligible Shareholders through their respective stock brokers (each, a “Seller Member”) during normal trading hours of the secondary market. In the tendering process, the Company’s broker may also process the orders received form the Eligible Shareholders.

13.6	Procedure to be followed by Eligible Shareholders holding Equity Shares in the dematerialised form:

13.6.1	Eligible Shareholders who desire to tender their Equity Shares in the dematerialised form under the Buyback will have to do so through their respective Seller Member by indicating to their Seller Member the details of Equity Shares they intend to tender under the Buyback.

13.6.2	The Seller Member will be required to place a bid on behalf of the Eligible Shareholders who wish to tender Equity Shares in the Buyback using the Acquisition Window of the Indian Stock Exchanges. Before placing the bid, the Eligible Shareholder will need to transfer the tendered Equity Shares to Indian Clearing Corporation Limited or the National Securities Clearing Corporation Limited, as may be applicable (“Clearing Corporation”) by using the settlement number through the early pay-in mechanism as prescribed by the Depositories. This shall be validated at the time of order/bid entry. The details of the settlement number for the Buyback will be provided in a separate circular which will be issued at the time of issue opening by the Clearing Corporation.

13.6.3	For Custodian participant orders for demat Equity Shares, early pay-in is mandatory prior to confirmation of order by custodian. The custodian will confirm the orders not later than 6.00 P.M. India Standard Time on closing of trading hours on the last day of the Tendering Period. Thereafter, all unconfirmed orders will be deemed to be rejected. For all confirmed Custodian Participant orders, order modification by the Seller Member will revoke the custodian confirmation and the revised order will be sent to the custodian again for confirmation.

13.6.4	Upon placing the bid, the Seller Member will provide a Transaction Registration Slip (“TRS”) generated by the Exchange bidding system to the Eligible Shareholder. TRS will contain the details of order submitted like Bid ID No., Application No., DP ID, Client ID, No. of Equity Shares tendered etc.

13.7	Procedure to be followed by Eligible Shareholders holding Equity Shares in the physical form:

13.7.1	Eligible Shareholders who are holding physical Equity Shares and intend to participate in the Buyback will be required to approach the Seller Member along with the complete set of documents for verification procedures to be carried out including (i) the original share certificate(s), (ii) valid share transfer form(s) duly filled and signed by the transferors (i.e., by all registered Eligible Shareholders in same order and as per the specimen signatures registered with the Company) and duly witnessed at the appropriate place authorizing the transfer in favor of the Company, (iii) a self-attested copy of the Eligible Shareholder’s PAN Card, and (iv) any other relevant documents, such as a power of attorney, corporate authorization (including board resolution/specimen signature), notarized copy of death certificate and succession certificate or probated will, if the original shareholder has deceased, etc., as applicable. In addition, if the address of an Eligible Shareholder has undergone a change from the address registered in the Register of Members of the Company, the Eligible Shareholder will be required to submit a self-attested copy of address proof consisting of any one of the following documents: valid Aadhar Card, Voter Identity Card or Passport.

13.7.2	Based on these documents, the Seller Member shall place the bid on behalf of the Eligible Shareholder holding Equity Shares in physical form who wishes to tender Equity Shares in the Buyback using the Acquisition Window of the Stock Exchanges. Upon placing the bid, the Seller Member shall provide a TRS generated by the Stock Exchanges’ bidding system to the Eligible Shareholder. The TRS will contain the details of the order submitted, such as the folio number, certificate number, distinctive number, number of Equity Shares tendered, etc.

13.7.3	The Seller Member/Eligible Shareholder has to deliver the original share certificate(s) and documents (as mentioned above) along with the TRS either by registered post or courier or hand delivery to the Registrar (at the address mentioned at paragraph 15 below or the collection centres of the Registrar details of which will be included in the letter of offer) within 2 (two) days of bidding by the Seller Member. The envelope should be super scribed as “Infosys Buyback Offer 2017”. One copy of the TRS will be retained by the Registrar and it will provide acknowledgement of the same to the Seller Member/Eligible Shareholder.

13.7.4	Eligible Shareholders holding physical Equity Shares should note that physical Equity Shares will not be accepted unless the complete set of documents is submitted. Acceptance of the physical Equity Shares for the Buyback shall be subject to verification as per the Buyback Regulations and any further directions issued in this regard. The Registrar will verify such bids based on the documents submitted on a daily basis and till such time the Stock Exchanges shall display such bids as ‘unconfirmed physical bids’. Once the Registrar confirms the bids, they will be treated as ‘confirmed bids’.

13.8	Modification/cancellation of orders will be allowed during the tendering period of the Buyback. Multiple bids made by a single Eligible Shareholder for selling the Equity Shares shall be clubbed and considered as ‘one’ bid for the purposes of acceptance.

13.9	The cumulative quantity of Equity Shares tendered under the Buyback shall be made available on the website of the NSE (www.nseindia.com) and BSE (www.bseindia.com) throughout the trading session and will be updated at specific intervals during the tendering period.

13.10	Method of Settlement

Upon finalization of the basis of acceptance as per Buyback Regulations:

13.10.1	The settlement of trades shall be carried out in the manner similar to settlement of trades in the secondary market and as intimated by the Clearing Corporation from time to time.

13.10.2	The Company will transfer the consideration pertaining to the offer through Buyer Member who in turn will make the funds pay-in to the Clearing Corporation’s Bank account on or before the pay-in date for settlement. For Equity Shares accepted under the Buyback, the Eligible Shareholders will receive funds payout in their bank account attached with Depository Account from the Clearing Corporation and in case of physical shares, the Clearing Corporation will release the funds to the Seller Member as per the secondary market pay out mechanism. The payment of consideration to all Eligible Shareholders validly participating in the Buyback will be made in Indian National Rupees.

13.10.3	The Equity Shares bought back in the demat form will be transferred directly to the escrow account of the Company (the “Demat Escrow Account”) provided it is indicated by the Company’s Broker through DPC mechanism (Direct Pay-out to Client) from the Clearing Corporation of the Stock Exchange.

13.10.4	Excess demat shares or unaccepted demat shares, if any, tendered by the Eligible Shareholders will be transferred by the Clearing Corporation directly to the Eligible Shareholders’ Depository account. If the securities transfer instruction is rejected in the depository system, due to any issue then such securities will be transferred to the Seller Members depository pool account for onward transfer to the Eligible Shareholder. In case of Custodian Participant orders, excess demat shares or unaccepted demat shares, if any, will be returned to the respective Custodian depository pool account. The Custodian Participants will return these unaccepted shares to their respective clients on whose behalf the bids have been placed.

13.10.5	The Eligible Shareholders will have to ensure that they keep the depository participant account active and unblocked to receive credit in case of return of Equity Shares, due to rejection or due to non–acceptance of shares under the Buyback.

13.10.6	Equity Shares in Physical form, to the extent tendered but not accepted, will be returned back to the concerned Eligible Shareholders directly by the Registrar to the Buyback Offer. The Company will issue a new single share certificate for all the unaccepted physical Equity Shares and return the same to the sole/first shareholder (in case of joint shareholders). Share certificates in respect of unaccepted / rejected Equity Shares and other documents, if any, will be sent by Registered Post / Speed Post at the Eligible Shareholders’ sole risk to the sole/first shareholder (in case of joint shareholders), at the address recorded with the Company.

13.10.7	Every Seller Member who puts in a valid bid on behalf of an Eligible Shareholder, must issue a contract note for the Equity Shares accepted in the offer. The Company’s Broker must also issue a contract note to the Company for the Equity Shares accepted under the Buyback.

13.10.8	If Eligible Shareholders’ bank account details are not available or if the fund transfer instruction is rejected by Reserve Bank of India or bank due to any reasons, then the amount payable to the Eligible Shareholders will be transferred to the Seller Member for onward transfer to the Eligible Shareholder.

13.10.9

Eligible Shareholders who intend to participate in the Buyback should consult their respective Seller Members for payment to them of any cost, charges and expenses (including brokerage) that may be levied by the Seller Member upon the selling Eligible

Shareholders for tendering Equity Shares in the Buyback (secondary market transaction). The Buyback consideration received by the selling Eligible Shareholders from their respective Seller Members, in respect of accepted Equity Shares, could be net of such costs, charges and expenses (including brokerage) and the Company accepts no responsibility to bear or pay such additional cost, charges and expenses (including brokerage) incurred solely by the selling Eligible Shareholders.

13.11	The Equity Shares lying to the credit of the Demat Escrow Account and the Equity Shares bought back and accepted in physical form will be extinguished in the manner and following the procedure prescribed in the Buyback Regulations.

14	COMPLIANCE OFFICER

A. G. S. Manikantha,

Company Secretary

Infosys Limited

Electronics City, Hosur Road, Bengaluru 560 100, India

Tel: +91-80-4116 7775;

Fax: +91-80-2852 0362;

Email: sharebuyback@infosys.com

Investors may contact the Compliance Officer for any clarification or to address their grievances, if any, during office hours i.e. 10 AM to 5 PM Indian Standard Time on all working days except Saturday, Sunday and Public holidays.

15	REGISTRAR TO THE BUYBACK OFFER AND INVESTOR SERVICE CENTRE

In case of any query, the shareholders may contact the Registrar & Share Transfer Agent during working hours i.e. 10 AM to 5 PM Indian Standard Time on all working days except Saturday, Sunday and Public holidays, at the following address:

Karvy Computershare Private Limited

Karvy Selenium, Tower-B, Plot No 31 – 32,

Gachibowli Financial District, Nanakramguda

Hyderabad 500032, India

Tel: +91-40-6716 2222

Fax: +91-40-2343 1551

Contact Person: M. Murali Krishna

E-mail: infosyssharebuyback@karvy.com

SEBI Registration Number: INR000000221

Validity Period: Permanent Registration

16	MANAGERS TO THE BUYBACK

Kotak Mahindra Capital Company Limited

27 BKC, 1st Floor Plot no. C-27,

G Block, Bandra Kurla Complex

Bandra (East) Mumbai 400 051

Tel: +91-22-4336 0128

Fax: +91-22-6713 2445

Contact Person: Mr. Ganesh Rane

Email: Project.Infosysbuyback@kotak.com

SEBI Registration Number: INM000008704

Validity Period: Permanent Registration

J.P. Morgan India Private Limited

J.P. Morgan Tower, Off. C.S.T. Road, Kalina, Santacruz (East),

Mumbai 400 098, Maharashtra, India

Tel: +91-22-6157 3302

Fax: +91-22-6157 3911

Contact Person: Rajat Agarwal

Email: Infosys BB2017@jpmorgan.com

SEBI Registration Number: INM000002970

Validity Period: Permanent Registration

17	ADVISORS TO THE BUYBACK

Axis Capital Limited

Axis House, C-2, Wadia International Centre

Pandurang Budhkar Marg

Worli, Mumbai – 400 025

Tel: +91-22-4325 2183

Fax: +91-22-4325 3000

Contact Person: Ms. Lakha Nair / Mr. Vivek Toshniwal

Email: infosysbb@axiscap.in

SEBI Registration Number: INM000012029

Validity Period: Permanent Registration

18	DIRECTORS’ RESPONSIBILITY

As per Regulation 19(1)(a) of the Buyback Regulations, the Board of Directors of the Company, in their capacity as directors, accept full and final responsibility for the information contained in this Public Announcement and confirm that such document contains true, factual and material information and does not contain any misleading information.

For and on behalf of the Board of Directors of Infosys Limited

Sd/-	Sd/-	Sd/-

Ravi Venkatesan	U.B. Pravin Rao	A.G.S. Manikantha
Independent Director	Interim-CEO and Managing Director	Company Secretary
DIN: 00621398	DIN: 06782450

Date: October 9, 2017
Place: Bengaluru

The Buyback referenced herein has not yet commenced. This Public Announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Buyback or otherwise. Any offers to purchase or solicitations of offers to sell will be made pursuant to a Tender Offer Statement on Schedule TO (including the letter of offer and other documents relating to the tender offer) which will be filed with the SEC by the Company. The Company’s security holders are advised to carefully read these documents, any amendments to these documents and any other documents relating to the Buyback that are filed with the SEC in their entirety prior to making any decision with respect to the Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at sharebuyback@infosys.com.